Reply to the Attention of Direct Line Fax Email Address Our File No. Date	Michael Shannon 604.893.7368 604.685.7084 Michael.shannon@mcmillan.ca 1009999-249420 July 17, 2018

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Jeff Gabor

Dear Sirs/Mesdames:

               Re:     Body and Mind, Inc.
                          Registration Statement on Form 10-12G
                          Filed June 1, 2018
                          File No. 000-55940

            We write on behalf of Body and Mind, Inc. (the "Company") to acknowledge the Company's receipt of the letter (the "Comment Letter") of June 30, 2018, from the Division of Corporation Finance, Office of Healthcare & Insurance of the United States Securities and Exchange Commission (the "Commission"), providing comments regarding the above-referenced Form 10 filing. In the Comment Letter, the Commission requested that the Company submit a response within ten business days of the Comment Letter or advise when the Company will provide the requested response.

            The Company is actively working on its response to the Comment Letter. The Company anticipates that it will be able to provide the response on or before Friday, August 10, 2018.

            In the meantime, please feel free to contact the undersigned at (604) 893-7368 should you have any questions or concerns.

Yours very truly,

/s/ Michael Shannon

Michael Shannon

cc:      Body and Mind, Inc.

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